Exhibit 21

SUBSIDIARIES OF DARA BIOSCIENCES, INC.

Jurisdiction of Organization/
Name of Subsidiary	State of Incorporation

DARA Pharmaceuticals, Inc.	Delaware

DARA Therapeutics, Inc.	North Carolina

Oncogenerix, Inc.	Nevada

Point Therapeutics Massachusetts, Inc.	Massachusetts